





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CliftonLarsonAllen Wealth Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 300
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brent Johnson 816.671.8925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite 800	Minneapolis	Minnesota	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Brent Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CliftonLarsonAllen Wealth Advisors, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

BRANDON K BUTLER
Notary Public - Notary Seal
STATE OF MISSOURI
Buchanan County
My Commission Expires Dec. 27, 202
Commission # 13720851

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
of CliftonLarsonAllen Wealth Advisors

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CliftonLarsonAllen Wealth Advisors (the Company) as of December 31, 2019, the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II, and III (Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Boulay PLLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 27, 2020

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 8,703,765
Accounts Receivable and Work in Process, Net	543,724
Other Current Assets and Prepaid Expenses	94,627
Total Current Assets	9,342,116

PROPERTY AND EQUIPMENT (AT COST)

Equipment and Software	219,405
Accumulated Depreciation and Amortization	(175,798)
Net Property and Equipment	43,607
Total Assets	$ 9,385,723

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 164,177
Accrued Payroll and Related Benefits	793,135
Payable to Member	617,306
Deferred Revenue	2,849
Total Current Liabilities	1,577,467

MEMBER'S EQUITY

Capital	25,000
Retained Earnings	7,783,256
Total Member's Equity	7,808,256
Total Liabilities and Member's Equity	$ 9,385,723

The accompanying notes to Financial Statements are an integral part of this statement.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CliftonLarsonAllen Wealth Advisors, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of CliftonLarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net

Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2019 as follows:

Accounts Receivable	$	581,651
Less: Allowance for Bad Debts		(40,000)
Work in Process		6,038
Less: Unbilled Reserve		(3,965)
	$	543,724

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The revenue streams in the discussion below and in Note 4 include those that are within the scope of Accounting Standards Codification (ASC) 606. Interest income is deemed out of scope and is excluded. In all cases for all revenue streams discussed below, the revenue generated is from a single transaction price, and there is no need to allocate the amounts across more than a single revenue stream. The customer for all revenues derived from open-end and closed-end funds described in detail below has been determined to be the fund itself and not the ultimate underlying investor in the fund. The Company has identified similar performance obligations under ASC 606 as compared with previous guidance. As a result, the timing of the recognition of our revenue remains the same under ASC 606 as it was under previous guidance.

Significant judgments that affect the amounts and timing of revenue recognition:

The Company's analysis of the timing of revenue recognition for each revenue stream is based upon an analysis of individual contract terms. Performance obligations could, however, change from time to time if and when existing contracts are modified or new contracts are entered into. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. In the case of the revenue streams discussed below, the performance obligation is satisfied either at a point in time or over time. For performance correlated and conditional revenues, the performance obligation (advising a client portfolio) is satisfied over time, while recognition of revenues effectively occurs at the end of the measurement period as defined within the contract, as such amounts are subject to reduction to zero on the date where the measurement period ends even if the performance benchmarks were exceeded during the intervening period. The judgments outlined below, where the determination as to these factors is discussed in detail, are continually reviewed and monitored by the Company when new contracts or contract modifications occur. Transaction price is in all instances formulaic and not subject to significant (or any) judgment at the current time. The allowance for bad debts is subject to judgment. At December 31, 2019 Management's estimate for the allowance for bad debts was $40,000.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2018, 2017, and 2016 and the twelve months ended December 31, 2019 are open for examination by federal and state taxing authorities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Commitments, Contingencies, Guarantees
Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2020, the date of the financial statements were available to be issued.

NOTE 2   **RETIREMENT PLAN**

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company's matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 2% was accrued for the year ended December 31, 2019 based on an estimation of management. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 2%.

NOTE 3   **RELATED PARTY DISCLOSURES**

The Company has a Services Agreement with the Member for the provision of services including occupancy and other expenses at a predetermined rate. The Company had a net payable to a related entity in the amount of $617,306 at December 31, 2019.

NOTE 4   **COMMITMENTS**

The Company has entered into various contracts to purchase software services commencing June 27, 2017 and ending on June 30, 2020. The Company's minimum annual payment obligation under these contracts is $450,000.

The future minimum annual fees required under these contracts with non-cancellable terms are as follows:

	Years Ended December 31,	
2020	$	225,000
	$	225,000

NOTE 5   **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $7,126,298, as defined by Rule 15c3-1, which was $6,968,551 in excess of its required net capital of $105,165. The Company had aggregated indebtedness at December 31, 2019 in the amount of $1,577,467.

Per Rule 15c3-1, the following schedule illustrates the differences between the Company's net asset calculations per part IIA of the FINRA Focus statement and the accompanying audit report.

	December 31, 2019
Net Capital Per Part IIA Focus (as originally filed)	$ 6,996,935
Adjustments to Ownership Equity:	
Increase (Decrease) in Revenue	
(Increase) Decrease in Expenses	129,363
(Increase) Decrease in Non-allowable Assets	
Ending Net Capital Per Audit Report	$ 7,126,298

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2019

1. Total ownership equity from Statement of Financial Condition $ 7,808,256

2. Deduct: ownership equity not allowable for net capital -

3. Total ownership equity qualified for net capital 7,808,256

4. Add:

    a. Liabilities subordinated to claims of general creditors allowable in computation of net capital $ -

    b. Other (deductions) or allowable credits - -

5. Total capital and allowable subordinated liabilities 7,808,256

6. Deduction and/or charges:

    a. Total non-allowable assets included in Statement of Financial Condition: $ 681,958

    b. Securited demand not deficiency -

    c. Commodity futures contracts and sot commodities - proprietary capital charges -

    d. Other deductions and/or charges - 681,958

    681,958

7. Other additions and/or allowable credits
Deferred taxes on nonallowable assets and haircut securities - -

8. Net capital before haircuts on securities positions 7,126,298

9. Haircuts on securities:

    Trading and investment securities: $ -

    Undue concentration (illiquid investment securities) -

    Other: Fidelity Bond - -

10. Net capital $ 7,126,298

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
DECEMBER 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital requirement (6-2/3% of line 19)	$	105,165
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		105,165
14.	Excess net capital (line 10 less 13)		7,021,133
15.	Excess net capital at 1000% (line 10 less 10% of line 19 or 120% of line 12)	$	6,968,551

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$	1,577,467
17.	Add:		
	a Drafts for immediate credit		-
	b. Market value of securities borrowed for which no equivalent value is paid or credited		-
	c. Other unrecorded amounts		-
19.	Total aggregate indebtedness	$	1,577,467
21.	Percentage of aggregate indebtedness to capital (line 19 divided by line 10)		22.14%

See the accompanying report of independent registered public accounting firm.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

**SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENT UNDER EXHIBIT A OF RULE 15C3-3 (EXEMPTION)
DECEMBER 31, 2019**

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company claims an exemption under paragraph (k)(2)(i) of the rule.   Under this exemption, the "Computation for Determination of Reserve Requirements" is not required.

**SCHEDULE III: INFORMATION RELATING TO THE POSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2019**

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company claims an exemption under paragraph (k)(2)(i) of the rule.   Under this exemption, the "Information Relating to the Possession or control Requirements" is not required.

See the accompanying report of independent registered public accounting firm.